Exhibit (a)(1)(F)

FORM OF COMMUNICATION TO ELIGIBLE OPTIONHOLDERS PARTICIPATING IN THE

EXCHANGE OFFER CONFIRMING RECEIPT OF ELECTION FORM

Date:

To:

From:	Cambium Learning Group, Inc.
Re:	Confirmation of Receipt of Election Form

This message confirms that we have received your Election Form. If your Election Form is properly completed and signed, and all eligibility requirements are met, we expect to accept all of your Eligible Options for exchange, subject to the terms and conditions set forth in the exchange offer, promptly following the Expiration Date, which we expect will be at 5:00 p.m., Eastern Time, on July 24, 2013 (or a later Expiration Date if we extend the exchange offer).

Unless you withdraw your tendered Eligible Options by providing us a properly completed and signed Notice of Withdrawal before 5:00 p.m., Eastern Time, on the Expiration Date, we will cancel all of your Eligible Options in exchange for New Options. If you do not withdraw your tendered Eligible Options and we accept your Eligible Options for exchange, promptly following the expiration of this exchange offer we will provide you with a confirmation letter confirming that your Eligible Options have been accepted for exchange and have been cancelled, as well as an award agreement(s) with respect to your New Options. Your Election Form may be revoked at any time by delivering a new properly completed and signed Election Form, including Schedule A, bearing a later date so long as we receive it before 5:00 p.m., Eastern Time, on the Expiration Date.

You should direct questions about the exchange offer or requests for assistance (including requests for additional copies of the exchange offer, the Election Form or other documents relating to this exchange offer) to Todd Buchardt, by facsimile to
(214) 424-6425, by mail or delivery service to Cambium Learning Group, Inc., Attention: Todd Buchardt, 17855 North Dallas Parkway, Suite 400, Dallas, Texas 75287, by phone at (214) 932-9590, or by e-mail to todd.buchardt@cambiumlearning.com.